Management's Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 17, 2006

Auditors' Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended November 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 17, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
February 17, 2006

Consolidated Balance Sheets
As at November 30, 2005 and 2004

	in thousands of Canadian dollars

Assets	2005 $	2004 $
Current Assets
Cash and cash equivalents	33,317	56,142
Restricted cash	785	469
Accounts and GST receivable	2,332	649
Amounts receivable from related party (note 11(b))	13	13
Inventory	55	39
Temporary investments (note 5)	3,534	-
Deposits and prepaid amounts	669	717
	40,705	58,029

Accounts and officer loan receivable (note 11(b))	763	710
Land	1,754	1,757
Property, plant and equipment (note 4)	13,685	1,131
Mineral properties and related deferred costs (note 6)	209,297	147,126
Investments (note 5)	4,069	1,641
Reclamation deposit (note 7(b))	105	105
	270,378	210,499
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,885	6,867
Loan payable	200	200
Asset retirement obligation (note 7)	1,020	899
	10,105	7,966

Officer loan payable (note 11(b))	191	204
Deferred tenant inducements	442	-
Deferred income	13	21
Asset retirement obligation (note 7)	-	536
Future income taxes (note 12)	34,393	30,262
	45,144	38,989
Shareholders' equity
Share capital - no par value (note 8)
Authorized 1,000,000,000 common shares and 10,000,000 preferred shares
Issued 72,986,469 common shares (2004-65,702,193)	292,876	247,511
Contributed surplus	820	820
Stock-based compensation (note 8)	10,219	5,811
Warrants (note 8)	9,759	-
Deficit	(88,440)	(82,632)
	225,234	171,510
	270,378	210,499
Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 16)

(See accompanying notes to consolidated financial statements)

	Director	Director
Approved by the Board of Directors

Consolidated Statements of Operations and Deficit
for the years ended November 30, 2005, 2004 and 2003

	in thousands of Canadian dollars, except for per share amounts
	2005	2004	2003
	$	$	$

Revenue
Land, gravel, gold and other revenue	2,172	2,462	1,246
Interest income	1,510	1,289	346
	3,682	3,751	1,592

Cost of sales	428	282	333
	3,254	3,469	1,259

Expenses and other items
Corporate development and communication	1,115	771	772
Exploration and mineral property write-downs	498	250	1,706
Foreign exchange (gain) loss	(508)	(56)	1,111
General and administrative	2,890	2,263	1,834
Mineral property recovery in excess of costs	(52)	(109)	-
Professional fees	1,175	851	836
Reclamation	132	-	-
Salaries	2,589	2,203	1,927
Salaries - stock-based compensation (note 8)	3,424	5,788	23
Write-down of investments	28	-	105
	11,291	11,961	8,314

Loss from equity investment	(372)	-	(36)
Minority interest (note 3)	-	116	138

Loss for the year before income taxes	(8,409)	(8,376)	(6,953)
Income tax recovery (note 12)	2,601	-	-

Loss for the year	(5,808)	(8,376)	(6,953)
Deficit - Beginning of year	(82,632)	(74,256)	(67,303)
Deficit - End of year	(88,440)	(82,632)	(74,256)

Loss per share (note 9)
Basic and diluted	(0.09)	(0.14)	(0.14)

Weighted average number of shares (thousands)	66,954	59,160	48,683

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flow
For the years ended November 30, 2005, 2004 and 2003

	in thousands of Canadian dollars
	2005	2004	2003
	$	$	$
Cash flows from (used in) operating activities
Loss for the year	(5,808)	(8,376)	(6,953)
Items not affecting cash
Amortization	216	210	158
Foreign exchange gain	-	-	(111)
Future income tax (note 12)	(2,601)	-	-
Loss from equity investment	372	-	36
Mineral property recovery in excess of cost	(52)	(109)	-
Minority interest	-	(116)	(138)
Stock-based compensation	3,424	5,788	23
Write-down of mineral properties	491	250	1,586
Write-down of investments	28	-	105
	1,878	6,023	1,659
Net change in non-cash working capital
(Increase) decrease in accounts and GST receivable, deposits and prepaid amounts	(1,622)	(433)	1,517
(Increase) decrease in inventory	(16)	60	(7)
Decrease in accounts payable and accrued liabilities	(428)	(426)	(2,102)
	(5,996)	(3,152)	(5,886)
Cash flows from financing activities
Proceeds from issuance of common shares - net	60,708	25,925	46,071
	60,708	25,925	46,071
Cash flows used in investing activities
Acquisition of property, plant and equipment	(12,758)	(800)	(612)
Acquisition of subsidiary (note 3)	-	-	(2,213)
Cash acquired with subsidiary (note 3)	-	-	1,504
Financing of subsidiary (note 3)	-	-	7,048
Expenditures on land improvements	-	(74)	-
Expenditures on mineral properties and related deferred costs - net	(63,252)	(25,909)	(7,296)
Increase in accounts payable and accrued liabilities related to mineral properties	1,958	2,506	679
Increase in restricted cash	(316)	(415)	(54)
Increase in accounts receivable	(66)	(506)	-
Investments	(3,588)	(1,180)	-
Tenant inducements	485	-	119
	(77,537)	(26,378)	(825)

Increase (decrease) in cash and cash equivalents during the year	(22,825)	(3,605)	39,360
Cash and cash equivalents - Beginning of year	56,142	59,747	20,387
Cash and cash equivalents - End of year	33,317	56,142	59,747
Supplemental cash flow information (note 14)

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. Accounting policies

Basis of presentation
The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation. As described in note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition
Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company's sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short term interest bearing investments with maturities of 90 days or less from the original date of acquisition. Certain cash is held in restricted accounts to support future reclamation work.

Interest from cash and cash equivalents is recorded on an accrual basis.

Inventories
Gold received from placer mining activities is recorded in revenues at fair market value. This gold may be held in inventory and the inventory value is deducted directly from gold revenues when the gold is finally sold. Inventories of gold received from third parties are valued at the lower of recorded value and net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Tenant inducements
Leasehold inducements received in connection with the leasing of premises are amortized on a straight-line basis over the lease term of 10 years.

Investments
The Company accounts for its long term investments at cost unless an other-than-temporary decline in value has occurred, in which case the investment is written down to market value. Investments that are expected to be sold within one year are recorded as temporary investments and carried at the lower of cost and market.

When the Company has significant influence the investment is accounted for using the equity method. The Company's proportionate share of income and expenses are recorded for the same period as the Company records its net income and losses and a corresponding entry is made to the investment account.

Land and gravel resources
Land is recorded at cost, and at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and related deferred costs
The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

2. Accounting policies (cont.)

cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements
Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to operations.

Asset retirement obligations
Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share
Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments
The fair values of the Company's financial assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick and the officer loan receivable and payable (note 11(b)), the fair value of which cannot be determined.

Stock options and warrants
Effective December 1, 2003, the Company began accounting for stock options and warrants at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and are capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ materially from those reported.

Variable interest entities
The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

3. Business acquisition

On July 15, 2004, the Company completed the business acquisition of SpectrumGold Inc. (SpectrumGold) by amalgamating SpectrumGold with the Company's wholly owned subsidiary, NovaGold Canada Inc. (NovaGold Canada) and thereby acquiring the minority interest portion of its income and losses.

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price of the Company's shares at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. In March 2005 the Company issued 74,074 shares pursuant to a property option valued at $864,000 being the fair value of the shares at the date of issuance. The Company intends to issue shares as part of the annual requirements under the property option agreement which will be valued at the stock price on the date of issuance.

The fair value of the 1,634,072 stock options assumed was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%

Expected life	2.2 years

Expected volatility	84%

Expected dividend yield	Nil

The transaction was accounted for using the purchase method which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, was allocated to the Galore Creek mineral property as follows:

 in thousands of Canadian dollars
Purchase price	$
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111
Assets acquired and tax effected
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company's capital stock in 2004.

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corporation (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold were included in the Company's consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant. The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold's financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company's interest in SpectrumGold to 56.43% .

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold.The values assigned to the net assets acquired at August 12, 2003 were as follows:

in thousands of Canadian dollars
$
Cash and restricted cash	2,857
Other receivables	27
Mineral properties	2,290

Restricted cash	(1,353)
Amounts payable	(379)

Net assets acquired	3,442

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property in the year ended November 30, 2003.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

4. Property, plant and equipment

in thousands of Canadian dollars
			2005

		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,220	464	756
Office furniture and equipment	801	282	519
Leasehold improvements	529	43	486
Mining and milling equipment	11,924	-	11,924
	14,474	789	13,685
			2004
		Accmulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,079	390	770
Office furniture and equipment	511	150	361
Leasehold improvements	-	-	-
Gravel resource	740	740	-
	2,330	1,199	1,131

In the second half of 2005 the Company commenced purchasing Amortization expense for property, plant and equipment during 2005 critical mobile and other equipment for the Rock Creek project in was $216,000 (2004: $210,000). Gravel was fully amortization in 2004 anticipation of mine construction approval in 2006. Amortization into cost of sales. of this equipment is expected to begin as soon as the equipment is placed in service.

5. Investments

in thousands of Canadian dollars
	2005	2004
	$	$

Temporary investments
5,374,544 shares of US Gold Corp. (market value- $22,896)	3,534	-

Long term investments
4,104,478 shares of Alexco Resource Corp. (unquoted)	2,395	-
3,921,568 shares of Pioneer Metals (market value - $1,529)	1,000	1,000
1,437,500 shares of TNR Gold Corp. (market value- $345)	317	308
600,000 shares of Eagle Plains Resources Ltd. (market value - $414)	180	180
Other investments	177	154

	4,069	1,641

In 2005 the Company purchased 5,374,544 shares of US Gold Corp. for $3,534,000. The Company intends to sell these shares within one year and has reclassified this as a temporary investment.

In 2005 the Company sold it subsidiary 650399 BC Ltd. which held the Company's Yukon and British Columbia assets, other than Galore Creek and its adjacent properties, to Alexco Resource Corp. (Alexco) (see note 11(d)) in exchange for shares of the newly formed company. The shares were recorded at fair value at the time of the exchange. The Company has significant influence in Alexco and has accounted for theinvestment using the equity method. Alexco has a June 30th year end. During the year the Company recorded from inception to November 30 a $372,000 equity loss resulting from the investment.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $196,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company's shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2004 - $366,000).

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

6. Mineral properties and related deferred costs

For the year ended November 30, 2005:			in thousands of Canadian dollars
			Option receipt	(1)
			Disposal	(2)
	Balance -		Write-down	(3)	Balance -
	November 30,		Stock-based		November 30,
	2004	Expenditures	compensation	(4)	2005
	$	$	$		$

Alaska, USA
Donlin Creek	17,421	-	-		17,421
Rock Creek	14,070	4,701	334	(4)	19,105
Shotgun	4,059	-	(9)	(1)	4,050
Ambler	2,371	3,483	43	(4)	5,897
Big Hurrah	789	3,516	-		4,305
Khotol	95	1,145	-		1,240
Nome Gold	196	39	-		235
Other	172	444	(491)	(3)	125

British Columbia and Yukon, Canada
Galore Creek (note 3)	104,422	49,158	891	(4)	154,471
Copper Canyon	785	1,663	-		2,448
Brewery Creek	1,559	16	(1,575)	(2)	-
McQuesten	1,091	3	(1,094)	(2)	-
Other	96	-	(96)	(2)	-

	147,126	64,168	(1,997)		209,297

For the year ended November 30, 2004:			in thousands of Canadian dollars

			Option receipt	(1)
	Balance -		Adjustment	(2)	Balance -
	November 30,		Tax recovery	(3)	November 30,
	2003	Expenditures	Write-down	(4)	2004
	$	$	$		$

Alaska, USA
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	5,375	-		14,070
Shotgun	4,281	-	(222)	(1)	4,059
Ambler	4	2,367	-		2,371
Big Hurrah	177	612	-		789
Khotol	-	95			95
Nome Gold	142	54	-		196
Other	-	172	-		172
British Columbia and Yukon, Canada
Galore Creek (note 3)	3,019	16,775	84,958	(2)	104,422
			(330)	(2)(3)
Copper Canyon	1	784	-		785
Brewery Creek	1,127	464	(32)	(3)	1,559
McQuesten	1,386	71	(116)	(3)	1,091
			(250)	(4)
Other	79	17	-		96

	36,330	26,788	84,008		147,126

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

6. Mineral properties and related deferred costs (cont.)

a)	Donlin Creek, Alaska

	i)	On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska.

Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date.

ii)

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable fea- sibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007. Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company's election, Placer Dome is required to assist the Company with third party financing for the Company's share of construction costs.

iii)

On February 3, 2006 Barrick Gold Corp. completed the acquisition of over 90% of the shares of Placer Dome Inc. The Company's rights and obligations under the joint venture are unchanged by this transaction.

iv)

The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to cer- tain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims sur- rounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

c)	Nome Gold, Alaska The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d)

Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek gold-silver-copper deposit located in northwestern British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totaling US$20.3 million over an eight-year period. Payments of US$0.3 million have been made and subsequent payments are due, on or before October 26 of each year, as follows: 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the subsequent three anniversary dates. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (Eagle Plains) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

7. Asset retirement obligation

	in thousands of Canadian dollars
	2005	2004
	$	$
Current
Galore Creek	-	236
Murray Brook	80	80
Nome Gold	940	583
	1,020	899
Long term
Nome Gold	-	536

Balance -
Beginning of period	1,435	1,672
Additional reclamation provision	132	-
	1,567	1,672

Liabilities settled	(547)	(237)
Balance - End of period	1,020	1,435

a)	Galore Creek Under the Galore Creek option agreement, the Company was required to spend $260,000 in reclamation and remediation work on the property. The Company completed this work during 2005

b)	Murray Brook

As at November 30, 2005, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2004 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

c)	Nome Gold

The Company recorded a provision of $1.4 million for future reclama- tion of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and was confirmed by third parties. Reclamation work was carried out in 2004 and the accrual reduced to $1.1 million. In 2005 the Company incurred $311,000 in expenditures in reclamation activities and accrued an additional provision of $132,000. Due to the subject nature of recla- mation estimates actual reclamation costs could differ materially from these estimates.

8. Share capital

Authorized
                1,000,000,000 common shares, no par value
                10,000,000 preferred shares issuable in one or more series

in thousands of Canadian dollars
Issuance of common shares	Number of	Ascribed
	shares	value
	(thousands)	-

Balance at November 30, 2002	42,495	111,404
Issued in 2003
For cash pursuant to private placements ((a) below)	7,000	33,088
For cash pursuant to option agreements ((b) below)	1,137	2,205
For cash pursuant to warrant agreements ((c) below)	2,395	10,778

Balance at November 30, 2003	53,027	157,475
Issued in 2004
For cash pursuant to private placements ((a) below)	1,980	18,900
For cash pursuant to option agreements ((b) below)	1,300	2,718
For cash pursuant to warrant agreements ((c) below)	822	5,074
Acquisition of SpectrumGold Inc. (note 3)	8,573	63,344

Balance at November 30, 2004	65,702	247,511
Issued in 2005
For cash pursuant to private placements ((a) below)	6,260	58,828
Fair value allocated to warrants	-	(9,759)
For cash and fair value pursuant to option agreements ((b) below)	950	2,164
Pursuant to property agreement	74	864
Future income taxes related to flow-through shares issued in 2004	-	(6,732)

Balance at November 30, 2005	72,986	292,876

Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-

Total issued and outstanding	72,995	292,876

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

8. Share capital (cont.)

a)	Private placements

i)

On July 7, 2005 the Company issued 6,260,000 special warants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. The syndicate of underwriters received a 5% commission and 313,000 brokers warrants entitling the holders to acquire one common share of the Company at a price of $11.00 on or before July 7, 2006. The special warrants contained multiple equity components, consisting of common shares and share purchase warrants. When multiple equity components exist, the Company uses a pricing model to fair value the share purchase warrants. The share purchase warrants and brokers warrants were recorded at the fair value of $9,759,000 using the Black-Scholes model based on an average risk-free interest rate between 3.08%-3.14%, expected life between 1 and 2.5 years and expected volatility of 56%. The remainder of the proceeds were applied to the common shares.

ii)

On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000. Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

iii)

On October 1, 2003, the Company issued by way of private placement 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half share purchase warrant. Each whole warrant enti- tles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

b)	Stock options

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2005 the Company has recognized a stock-based compensation charge of $4,692,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 of which $1,268,000 was capitalized into mineral properties and deferred costs and $3,424,000 was charged into income.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5,788,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

For the year ended November 30, 2003 the Company recognized a stock-based compensation charge of $23,000 for options granted to non-employees. As permitted by CICA 3870, the Company had elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to employees and directors under the Company's stock-based compensation plan. Had the Company determined compensation costs based on the fair value method of accounting for stock-based compensation for all stock option granted in 2003, the Company's 2003 net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	2005	2004	2003

Risk-free interest rate	2.94% - 3.50%	3.03% - 3.31%	3.62% - 4.20%

Expected life	1.85 years	2.18 years	5.0 years

Expected volatility	44% - 58%	81% - 85%	75%

Expected dividends	Nil	Nil	Nil

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

8. Share capital (cont.)

A summary of the Company's stock option plan at November 30, 2005, 2004 and 2003, and changes during the years ended on those dates, is as follows.

		2005		2004		2003

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance - Beginning of year	5,937	3.58	3,743	2.79	3,300	2.16
Granted	2,290	8.91	1,860	6.62	1,655	3.53
Assumed	-	-	1,634	1.01	-	-
Exercised	(950)	1.98	(1,300)	2.09	(1,137)	1.94
Expired	-	-	-	-	(75)	4.35

Balance - End of year	7,277	5.53	5,937	3.58	3,743	2.79

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options in place of options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2005.

			Weighted
	Number	Weighted	average
	outstanding	average	remaining
	& exercisable	exercise price	contractual
Range of prices	(thousands)	$	life (years)

$0.62 to $0.99	500	0.74	5.29
$1.00 to $1.99	976	1.15	5.72
$3.00 to $3.99	1,150	3.45	7.26
$4.00 to $4.99	570	4.40	6.62
$6.00 to $6.99	1,692	6.60	8.35
$7.00 to $7.99	70	7.13	8.69
$8.00 to $8.99	1,444	8.86	9.17
$9.00 to $9.99	158	9.12	9.90
	6,560	5.16	8.35

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

8. Share capital (cont.)

c)	Share purchase warrants

A summary of the Company's share purchase warrants at November 30, 2005, 2004 and 2003, and the changes for the years then ended, is presented below.

		2005		2004		2003

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average	warrants	average
	(thousands)	exercise price	(thousands)	exercise price	(thousands)	exercise price
		$		$		$
Balance outstanding -
Beginning of year	3,599	7.09	5,127	6.82	4,272	5.23
Granted	3,443	12.00	173	7.77	3,500	7.00
Exercised	-	-	(822)	6.17	(2,395)	4.50
Expired	(99)	10.10	(879)	6.50	(250)	4.50

Balance outstanding -
End of year	6,943	9.48	3,599	7.09	5,127	6.82

Share purchase warrants outstanding at November 30, 2005:

			Weighted
	Warrants	Weighted	average
	outstanding	average	remaining
	& exercisable	exercise price	contractual
Prices	(thousands)	$	life (years)

$7.00	3,500	7.00	2.92
$11.00	313	11.00	0.67
$12.10	3,130	12.10	2.17
	6,943	9.48	2.37

9. Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2005	2004	2003
	$	$	$

Basic
Loss available to common shareholders (000s)	(5,808)	(8,376)	(6,953)
Weighted average number of shares (thousands)	66,954	59,160	48,683
Basic loss per share	(0.09)	(0.14)	(0.14)

For the years ended November 30, 2005, 2004 and 2003, diluted loss per share is the same as basic loss per share as the exercise of potentially dilutive securities would be anti-dilutive.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

10. Commitments and contingencies

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company's leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments as at November 30, 2005 are approximately as follows:

in thousands of Canadian dollars
2006	289
2007	295
2008	295
2009	295
2010	305
Thereafter	1,420

b)	Legal actions

i)

On October 17, 2005 the Company's subsidiary NovaGold Canada Inc. was served with a writ of summons by Pioneer Metals Corporation (Pioneer) related to NovaGold's option to earn a 60% interest in the Grace claims, located one kilometre from the north- ernmost extension of the Company's Galore Creek project, pur- suant to an agreement between Pioneer and NovaGold dated March 26, 2004 (Option Agreement). Pioneer is seeking to rescind the Option Agreement and to recover unspecified damages for purport- ed misrepresentation and breach of fiduciary duty. Pioneer is alleg- ing that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. The Company is of the opinion that it has met its obligations under the Option Agreement to date and is seeking a court order that the Option Agreement remains binding upon the parties.

ii)

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counter- claim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

iii)

The Company's subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000. The courts have awarded the US$105,000 to K&K Recycling and have released the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of prof- its and the co-defendant has cross-claimed against Alaska Gold. During 2004, a payment of US$50,000 has been made as final settlement to the action.

c)

Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return  royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

11. Related party transactions

a)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property locat- ed in Alaska, USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1,500,000 on exploration on the property and making a further payment of US$1,000,000 within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the prop- erty a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$20,000 under the agreement.

b)

Amounts receivable from related party and officer loan receivable A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company charged into income and set up a deferred compensation provision for the same amount as the loan. On an annual basis, the forgiveness reduces the receivable and the amount is charged against the compensation provision.

c)

Amounts paid to directorIn 2003, SpectrumGold engaged an environmental assessment company a principal of which was a director of the Company. In 2003,SpectrumGold incurred $15,000 of costs by this company.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

11. Related party transactions (cont.)

d)	Sale of 650399 BC Ltd

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is Alexco Resource Corp.(Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there is no gain or loss on the sale. Although no agreement has been concluded, he Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

12. Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

in thousands of Canadian dollars
	2005	2004
	$	$

Combined federal and provincial statutory income tax rate	35.00%	35.62%
Income taxes at statutory rates	(2,943)	(2,901)
Difference in foreign tax rates	14	21
Valuation allowance	(961)	996
Non-deductible expenditures	1,434	2,157
Utilization of unrecorded benefits on prior years' losses	(145)	(273)
Income tax expense	(2,601)	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30 are as follows:

in thousands of Canadian dollars
	2005	2004
	$	$

Future income tax assets:
Non-capital losses	33,989	33,244
Mineral property interest	5,622	5,314
Property, plant and equipment	1,577	117
Investment tax credits, net of taxes	2,089	-
Other deductible temporary differences	2,092	1,338
Total future income tax assets	45,369	40,013

Valuation allowance	(36,536)	(36,189)
Future income tax assets	8,833	3,824
Future income tax liabilities:
Mineral property(1)	39,230	30,262
Other taxable temporary differences	3,996	3,824
Future income tax liabilities	43,226	34,086
Net future income tax liabilities	34,393	30,262

(1)	In 2004 the mineral property future income tax liability relates to the acquisition of the minority interest in SpectrumGold Inc.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

12. Income taxes (cont.)

The Company has loss carry-forwards of approximately C$27,774,000 and US$52,200,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	Non-capital losses	Operating losses
	Canada	United States
	C$	US$
2006	2,225	1,685
2007	11,079	1,483
2008	854	1,532
2009	3,308	7,283
2010	1,696	7,398
Thereafter	8,612	32,819
	27,774	52,200

Future utilization of these United States loss carryforwards is subject to certain limitations under provision of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approximately US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at sometime after April 1999. If so, a significant portion of the US$52,200,000 above will be subject to a similar annual limitation previously discussed.

Due to the above net operating limitations and the uncertainty of future taxable income, a valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2005, no provision for United States income taxes has been reflected on the statement of operations due to the valuation allowance.

In addition, the Company has incurred resource expenditures of approximately $58,004,000 (2004 - $36,983,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. After applying these temporary differences to offset the taxable temporary differences, the net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

13. Segmented information

in thousands of Canadian dollars
				2005				2004				2003
		Sand and				Sand and				Sand and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	-	2,172	-	2,172	-	2,420	42	2,462	-	1,051	195	1,246
Expenses	498	428	-	926	250	282	-	523	1,706	333	-	2,039
Segment (loss)
earnings	(498)	1,744	-	1,246	(250)	2,138	42	1,939	(1,706)	718	195	(793)
Unallocated
expenses				(8,564)				(11,604)				(6,506)
Interest income				1,510				1,289				346
Loss for the year				(5,808)				(8,376)				(6,953)
Segment assets	209,297	1,754	-	211,051	147,126	1,757	-	148,883	36,330	1,749	-	38,079
Unallocated corporate
assets				59,327				61,616				61,879
Total assets				270,378				210,499				99,958
Capital expenditures	64,168	-	11,702	75,870	26,788	74	-	26,862	9,966	131	-	10,097

The Company’s geographic segment information is as follows.

in thousands of Canadian dollars
		2005		2004		2003

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	2,172	66,448	2,462	41,220	1,246	32,777
Canada	-	158,288	-	108,794	-	5,896

	2,172	224,736	2,462	150,014	1,246	38,673

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

14. Supplemental cash flow information	in thousands of Canadian dollars

	2005	2004	2003
	$	$	$
Receipt of shares of TNR as part of the option
on the Rock Creek and Shotgun mineral properties	9	222	28

Acquisition of SpectrumGold through issuance
of shares and the assumption of stock options and share warrants (note 3)	-	64,111	-

Interest received	1,415	1,289	346

15. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes:

in thousands of Canadian dollars
Year ended November 30,

	2005	2004	2003

Loss for the year reported under Canadian GAAP	(5,808)	(8,376)	(6,953)
Add (deduct)
Exploration costs (a)	(64,936)	(25,838)	(8,927)
Equity investment (f)	372	-	-
Flow-through shares (e)	(4,228)	-	-
Gain on shares issued by subsidiary (c)	-	-	(117)
	(74,660)	(34,214)	(15,997)

Income tax recovery	22,160	-	-
Loss for the year under U.S. GAAP	(52,500)	(34,214)	(15,997)

Loss for the year before comprehensive income adjustment	(52,500)	(34,214)	(15,997)
Unrealized gain on available for sale securities (b)	19,790	353	215

Comprehensive loss under U.S. GAAP	(32,710)	(33,861)	(15,782)

Net loss per common share - U.S. GAAP
Basic and diluted	(0.78)	(0.57)	(0.33)

Accumulated other comprehensive income
Opening balance	693	340	125
Unrealized gain on available for sale securities (b)	19,790	353	215

Closing balance	20,483	693	340

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

15. Significant differences from United States accounting principles (cont.)	in thousands of Canadian dollars
Year ended November 30,

	2005	2004	2003
	$	$	$

Shareholders’ equity reported under Canadian GAAP	225,234	171,510	84,062
Cumulative adjustments to shareholders’equity
Add (deduct)
Exploration costs (a)	(127,104)	(62,168)	(36,330)
Equity investment (f)	372	-	-
Flow-through shares (e)	-	(2,496)	-
Unrealized gain on available for sale securities (b)	20,483	693	340
Future income taxes	22,160	-	-

Shareholders’ equity under U.S. GAAP	141,145	107,539	48,072

Total assets reported under Canadian GAAP	270,378	210,499	99,958
Add (deduct)
Exploration costs (a)	(127,104)	(62,168)	(36,330)
Equity investment (f)	372	-	-
Unrealized gain on available for sale securities (b)	20,483	693	340

Total assets under U.S. GAAP	164,129	149,024	63,968

Total liabilities reported under Canadian GAAP	45,144	38,989	15,896
Add (deduct)
Future income taxes	(22,160)	2,496	-

Total liabilities under U.S. GAAP	22,984	41,485	15,896

		Year ended November 30,

	----	----	----
	-	-	-
Cash flows from operating activities under Canadian GAAP	(5,996)	(3,152)	(5,886)
Exploration costs (a)	(64,936)	(25,838)	(8,927)
Equity investment (f)	(372)	-	-
Gain on shares issued by subsidiary (c)	-	-	(117)

Cash flows from operating activities under U.S. GAAP	(71,304)	(28,900)	(14,930)

Cash flows from investing activities under Canadian GAAP	(77,537)	(26,378)	(825)
Exploration costs (a)	64,936	25,838	8,927
Equity investment (f)	372	-	-
Gain on shares issued by subsidiary (c)	-	-	117

Cash flows from investing activities under U.S. GAAP	(12,229)	(540)	8,219

Notes to Consolidated Financial Statements
For the years ended November 30, 2005, 2004 and 2003

15. Significant differences from United States accounting principles (cont.)

a)	Exploration costs

For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b)	Trading and available for sale securities

Under U.S. GAAP, the Company's securities are considered to be either trading securities or available for sale securities. Trading securities are recorded at fair value with unrealized gains or losses included in earnings or loss for the year. Available for sale securities are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

c)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

d)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecog- nized changes in fair value of securities that are available for sale.

e)	Flow-through shares

As described in note 9 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow- through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

Upon renouncing the income tax deductions in 2005, the Company recorded a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For U.S. GAAP purposes the difference between the future income tax liability on renuncia- tion and the premium is recorded as a future income tax expense.

f)	Sale of mineral properties in exchange for shares

During the year, the Company sold its Yukon mineral properties in exchange for common shares (see note 11(d)). Under U.S. GAAP, the Company records this investment at nil and does not record its proportionate share of net losses until the investment company records a profit.

g)	Recent accounting pronouncements

In December 2004, the FASB issued FAS No. 153 “Exchanges of Non-monetary Assets”, which amends APB Opinion No. 20, “Accounting for Non-monetary Transactions” to require that all non- monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial sub- stance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significant- ly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3”. FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”. Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also car- ries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial state- ments and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

16. Subsequent events

On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.9 million. The net proceeds will be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes.

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.